UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2025

Commission File Number: 001-42717

BLUE GOLD LIMITED

(Translation of registrant’s name into English)

94 Solaris Avenue, Camana Bay,

PO Box 1348, Grand Cayman, KY1-1108, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Entry into a Material Definitive Agreement

Business Combination Agreement

As previously disclosed, on June 12, 2024, Perception Capital Corp. IV, a Cayman Islands exempted company (“Perception”), entered into the Second Amended and Restated Business Combination Agreement (the “Business Combination Agreement”) by and among Perception, Blue Gold Limited, a Cayman Islands exempted company (“Blue Gold” or the “Company”), Blue Gold Holdings Limited, a private company limited by shares formed under the laws of England and Wales (“BGHL”), as joined by Blue Cayman, a Cayman Islands exempted company limited by shares (“Blue Cayman”) as joined by Blue Merger Sub, a Cayman Islands exempted company limited by shares and wholly owned subsidiary of Perception (“Merger Sub”), formed for the purpose of merging with and into Blue Cayman.

The Business Combination Agreement was subsequently amended (i) by that Amendment Number 1 to Second Amended and Restated Business Combination Agreement dated November 7, 2024, (ii) by that Amendment Number 2 to Second Amended and Restated Business Combination Agreement dated January 8, 2025, (iii) by that Amendment Number 3 to Second Amended and Restated Business Combination Agreement dated March 28, 2025, (iv) by that Amendment Number 4 to Second Amended and Restated Business Combination Agreement dated April 30, 2025, (v) by that Amendment Number 5 to Second Amended and Restated Business Combination Agreement dated May 8, 2025, and (vi) by that Amendment Number 6 to Second Amended and Restated Business Combination Agreement dated June 10, 2025 (collectively, the “Amendments”). Copies of each of the Amendments are filed as Exhibits 2.2 through 2.7, respectively, to this Current Report on Form 6-K (this “Report”) and incorporated by reference.

Before the effective time of the Merger (the “Effective Time”), pursuant to the Business Combination Agreement, Perception changed its jurisdiction of incorporation by merging with Blue Gold, deregistering as a Cayman Islands exempted company, and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Domestication, Blue Gold remained as the surviving entity. Also, in connection with the Domestication, the governing documents of Blue Gold were amended and restated, as set forth in Blue Gold’s definitive proxy statement, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2025 (as further supplemented from time to time, the “Definitive Proxy Statement”).

On June 25, 2025 (the “Closing Date”), pursuant to the Business Combination Agreement, Merger Sub merged with and into Blue Cayman, with Blue Cayman being the surviving company and a wholly owned subsidiary of Blue Gold (the “Merger,” and together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The name of Blue Cayman was changed to Blue Gold (Cayman) Limited.

At the Effective Time, in accordance with the terms and subject to the conditions of the Business Combination Agreement, each share of Blue Cayman issued and outstanding immediately before the Effective Time was converted into the right to receive the pro rata number of shares of duly authorized, validly issued, fully paid, and nonassessable shares of the ordinary shares of Blue Gold, par value $0.0001, equal to One Hundred Fourteen Million Five Hundred Thousand Dollars (the “Ordinary Shares”).

See the section titled “Business Combination Proposal” in the Definitive Proxy Statement for additional information and a summary of certain terms of the Business Combination Agreement. The foregoing description of the Business Combination Agreement is a summary only and is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is incorporated by reference as Exhibit 2.1 to this Report and incorporated by reference.

Registration Rights Agreement

Perception and the Company executed that certain Registration Rights Agreement, attached hereto as Exhibit 99.2 and dated as of the Closing Date.

Waiver of Lock-Up Agreement

Perception and the Company executed that certain Waiver of Lock Up, attached hereto as Exhibit 99.3 and dated as of the Closing Date.

Assignment and Assumption Agreement

Perception and the Company executed that certain Assignment and Assumption Agreement, attached hereto as Exhibit 99.4 and dated as of the Closing Date.

Election of Directors and Appointment of Officers

The following persons are serving as executive officers and directors of the Company following the Closing Date. For more information concerning the executive officers and directors, see the disclosure in the Proxy Supplement to Proxy Statement/Prospectus in the sections titled “Board of Directors and Management,” which is incorporated by reference.

Board of Directors

Name	Age	Position
Andrew Cavaghan	48	Chief Executive Officer and Director
Daniel Owiredu	67	Chairman
Candice Beaumont	51	Independent Director
David Edward	60	Independent Director
Philip Newall	63	Independent Director
Tao Tan	39	Independent Director

Executive Officers

Name	Age	Position
Andrew Cavaghan	48	Chief Executive Officer
Lorenz Werndle	50	Chief Financial Officer

Each director will hold office until his or her term expires at the annual meeting of shareholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office.

Executive Employment Agreements

In connection with the Business Combination, the Company has entered into employment agreements with Andrew Cavaghan (the “CEO Employment Agreement”) and Lorenz Werndle (the “CFO Employment Agreement”), each dated as of June 25, 2025.

The CEO Employment Agreement provides for at-will employment that may be terminated by the Company with or without cause, by the executive with or without good reason, or mutually terminated by the parties. The form of CEO Employment Agreement is attached hereto as Exhibit 99.5.

The CFO Employment Agreement provides for at-will employment that may be terminated by the Company with cause and with prior notice or by the executive with prior notice. The form of CEO Employment Agreement is attached hereto as Exhibit 99.6.

Material Modification to Rights of Security Holders.

The Company’s Class A ordinary shares will be listed under the symbol “BGL” and its warrants will be listed under the symbol “BGLWW” on the Nasdaq Global Market.

Amendments to Articles of Incorporation or Bylaws.

On the Closing Date, the Company adopted the Amended and Restated Memorandum and Articles of Association (the “Articles”), attached hereto as Exhibit 99.6.

Update Regarding Status of Mining Leases

On September 20, 2024, FGR-BPL, the previous leaseholders, received a notice of termination of mining leases (the “Commission Notice”) from the Minerals Commission of Ghana (the “Mineral Commission”) alleging violations of the related leases. After the Commission Notice, the Mineral Commission formed an Interim Management Committee (“IMC”), and the IMC assumed managerial control of the mine site. BGHL and the Previous Leaseholder, pursuant to the Minerals and Mining Act 2006 (Act 703) (the “Mining Act”), actively dispute the contents and legality of the Commission Notice and the appointment of an IMC. On October 14, 2024, BGHL delivered notice to the Republic of Ghana requesting settlement of BGHL’s dispute pursuant to the Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Republic of Ghana for the Promotion and Protection of Investments, signed in Accra on March 22, 1989 and entered into force on October 25, 1991 (“UK-Ghana BIT”). Pending the resolution of BGHL’s dispute, BGHL has been advised by Kimathi Partners, its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the leases remain valid and in full effect.

On April 2, 2025, BGHL served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the UK-Ghana BIT. On June 6, 2025, the Republic of Ghana submitted its response to the notice of arbitration in which it contests jurisdiction and disputes the validity and merits of BGHL’s claims and has agreed to have a three-person tribunal hear the dispute and for it to be administered by an arbitral institution (the Permanent Court of Arbitration in The Hague). Pending the resolution of the dispute, BGHL has been advised by Kimathi Partners, its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the leases remain valid and in full effect.

Change in Shell Company Status

As a result of the Business Combination, the Company is not a shell company. Reference is made to the disclosure in the Proxy Statement/Prospectus in the section entitled “The Business Combination Proposal” beginning on page 75, which is incorporated by this reference.

Regulation FD Disclosure

On the Closing Date, the Company issued a press release announcing the consummation of the Business Combination. A copy of the press release is filed as Exhibit 99.1 and is incorporated by reference.

The information contained in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form F-4 (File Nos. 333-280195) and shall be a part, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

The Company’s Ordinary Shares are listed for trading on the Nasdaq Global Market under the symbol “BGL.”

Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding The Company’s industry and market sizes, future opportunities for the Company and the Company’s estimated future results. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in prior reports filed with the SEC, including the Definitive Proxy Statement, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: a delay or failure to realize the expected benefits from the Business Combination and to maintain the listing of the Blue Gold Limited Class A Ordinary Shares on the Nasdaq Global Market; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the Company’s limited operating history; the successful recruiting, management and retention of key personnel; degree of unexpected expenses; general economic conditions;; the risk that the Company may not be able to develop and maintain effective internal controls; the impact of any current or new government regulations in the United States, Ghana and the Cayman Islands on the Company’s operations; the Company’s ability to restart the Bogoso Prestea gold mine and to cost-effectively deliver gold to the global gold markets; the global market and future demand for gold; the Company’s ability to obtain regulatory approval for its operations and any related restrictions or limitations of any approved operation; the Company’s ability to raise additional capital; and competition and competitive pressures from other companies worldwide in the industries in which the Company operates.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information speaks only as of the date of this Report in the case of information about the Company or the date of such information in the case of information from persons other than the Company, and the Company disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this Report.

Exhibit Number	Description
2.1	Second Amended and Restated Business Combination Agreement, dated June 12, 2024, by and among Perception, and BGHL (incorporated by reference to Annex A to the proxy statement/prospectus filed as part of this registration statement)
2.2	Amendment No. 1 to Second Amended and Restated Business Combination Agreement dated November 7, 2024, (incorporated by reference to Annex A to the proxy statement/prospectus filed as part of this registration statement)
2.3	Amendment No. 2 to Second Amended and Restated Business Combination Agreement dated January 8, 2025, (incorporated by reference to Annex B to the proxy statement/prospectus filed as part of this registration statement)
2.4	Amendment No. 3 to Second Amended and Restated Business Combination Agreement dated March 28, 2025
2.5	Amendment No. 4 to Second Amended and Restated Business Combination Agreement dated April 30, 2025
2.6	Amendment No. 5 to Second Amended and Restated Business Combination Agreement dated May 8, 2025
2.7	Amendment No. 6 to Second Amended and Restated Business Combination Agreement dated June 10, 2025
2.8	Joinder Agreement of Blue Merger Sub to Second Amended and Restated Business Combination Agreement dated June 10, 2025
2.9	Joinder Agreement of Blue Cayman to Second Amended and Restated Business Combination Agreement dated June 10, 2025
99.1	Press Release dated June 26, 2025
99.2	Registration Rights Agreement dated June 25, 2025
99.3	Waiver of Lock Up dated June 10, 2025
99.4	Assignment and Assumption Agreement dated June 25, 2025
99.5	Chief Executive Officer Employment Agreement dated June 25, 2025
99.6	Chief Financial Officer Employment Agreement dated June 25, 2025
99.7	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUE GOLD LIMITED

Date: June 25, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer